SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 6

CNOVA N.V.
(Name of the Issuer)

Cnova N.V. Casino, Guichard-Perrachon S.A.	Companhia Brasileira de Distribuição

(Names of Persons Filing Statement)

Ordinary shares, par value €0.05 per share
(Title of Class of Securities)

N20947102
(CUSIP Number of Class of Securities)

CNOVA N.V. WTC Schiphol Airport Tower D, 7th Floor Schiphol Boulevard 273 1118 BH Schiphol The Netherlands +31 20 795 06 71 Attn: General Counsel	c/o CASINO, GUICHARD- PERRACHON 1, Esplanade de France, BP 30642008 Saint-Etienne Cedex 2 – FRANCE +33 4 77 45 31 31 Attn: General Counsel	c/o COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Av. Brigadeiro Luís Antônio, 3235 Jardim Paulista CEP 01402-901 São Paulo SP Brasil +55 11 3886 0533 Attn: General Counsel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
Attn: Adam O. Emmerich

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	$508,151,690	Amount of filing fee	$51,170.88
*	Value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $51,170.88 was determined by multiplying 0.0001007 by the aggregate value of the Ordinary shares of Cnova N.V. to be acquired in the Reorganization. The aggregate value was calculated as the product of 96,790,798 Ordinary shares to be acquired in the Reorganization multiplied by $5.25, the market value of the Ordinary shares, established by the average of the high and low prices reported by The NASDAQ Stock Market for August 18, 2016.
☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.
Amount Previously Paid: $51,170.88	Filing Party: Cnova N.V.
Form or Registration No.: Schedule 13E-3	Date Filed: August 23, 2016

Introduction

This Amendment No. 6 to the Rule 13e-3 Transaction Statement (“Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, by (i) Cnova N.V. (“Cnova”); (ii) Casino, Guichard-Perrachon S.A. (“Casino”) and (iii) Companhia Brasileira de Distribuição (“CBD”).

On August 8, 2016, Cnova, Cnova Comércio Electrônico S.A. (“Cnova Brazil”) and Via Varejo S.A. (“Via Varejo”) entered into a Reorganization Agreement providing for the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”). In connection with the Reorganization, Casino executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of $5.50 per share, subject only to completion of the Reorganization. Further, pursuant to a separate letter agreement, CBD agreed not to tender the Cnova shares it owns into Casino’s potential tender offers nor otherwise transfer its Cnova shares prior to the completion of the tender offers.

On October 31, 2016, the Reorganization was completed.

On December 6, 2016, pursuant to requirements of French law, Casino published a draft note d’information (the “French Offer Document”) in connection with the French Offer, and Cnova published a draft note d’information en réponse (the “French Response Document”), which includes the response of the Cnova board of directors to the French Offer Document.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

Pursuant to requirements of French law, on December 6, 2016, Casino published a draft note d’information (the “French Offer Document”) in connection with its offer (the “French Offer”) to purchase any and all outstanding ordinary shares, nominal value €0.05 per share, of the Company (“Cnova Ordinary Shares”), from holders of Cnova Ordinary Shares not resident in the United States of America (“Non-U.S. Holders”) who are permitted to participate in the French Offer pursuant to local laws and regulations applicable to those Non-U.S. Holders. Also on December 6, 2016, Cnova published a draft note d’information en réponse (the “French Response Document”), which includes the response of the Cnova board of directors to the French Offer Document. The French Offer is part of the offer to purchase any and all outstanding Cnova Ordinary Shares that was previously announced by Casino in connection with the reorganization of the Company’s Brazilian subsidiary within Via Varejo S.A., which was completed on October 31, 2016.

Casino will also be making an offer (the “U.S. Offer” and, together with the French Offer, the “Offers”) to purchase any and all outstanding Cnova Ordinary Shares held by persons resident in the United States (“U.S. Holders,” as such term is defined in Rule 14d-1 under the United States Securities Exchange Act of 1934, as amended).

The Offers are expected to commence on December 27, 2016.

Casino will file with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO and other documents relating to the U.S. Offer upon commencement of the U.S. Offer, which will be available on the SEC’s website at www.sec.gov.

English translations of the French Offer Document and the French Response Document are attached as Exhibits (a)(9) and (a)(10), respectively, to this Transaction Statement and contain additional information about the French Offer.

THIS TRANSACTION STATEMENT AND EXHIBITS (A)(9) AND (A)(10) ATTACHED HERETO ARE NEITHER AN OFFER TO PURCHASE NOR SOLICITATION OF AN OFFER TO SELL SECURITIES. INVESTORS ARE ADVISED TO READ CASINO’S TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The Offers for the Company’s outstanding ordinary shares described in this Transaction Statement and in the exhibits to this filing have not commenced. When the Offers are commenced, Casino will file a tender offer statement on Schedule TO with the SEC, and the Company will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the U.S. Offer. Casino and the Company intend to mail these documents to the shareholders of the Company. The tender offer statement (including the offer to purchase, the related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials, as amended from time to time, will be made available to the Company’s shareholders at no expense to them at www.cnova.com. In addition, the tender offer materials and other documents that Casino may file with the SEC will be made available to all shareholders of the Company free of charge at www.groupe-casino.fr. All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. Documents may also be obtained from the Company upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Cnova N.V. Shareholders’ Circular, dated September 15, 2016*

(a)(2) Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V. within Via Varejo S.A.*

(a)(3) Press release of Cnova N.V., dated September 15, 2016, titled “CNOVA N.V. Publishes Notice of Extraordinary General Meeting of Shareholders” (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(4) Notice of Extraordinary General Meeting of Shareholders of Cnova N.V. (incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(5) Form of Proxy Card for Holders of Cnova N.V. Ordinary Shares (incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(6) Form of Voting Proxy for Cnova N.V. Special Voting Shares (incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(7) Form of Voting Proxy for Certain Registered Shareholders of Cnova N.V. (incorporated herein by reference to Exhibit 99.6 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(8) Press release of Cnova N.V., dated October 31, 2016, titled “CNOVA N.V. Announces Completion of the Reorganization of its Brazilian Activities within Via Varejo” (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K of Cnova N.V., filed with the SEC on October 31, 2016)

(a)(9) Draft French Offer Document, dated December 6, 2016.

(a)(10) Draft French Response Document, dated December 6, 2016.

(b) None.

(c)(1) Opinion of Eight Advisory France S.A.S., dated August 8, 2016*

(c)(2) Valuation Report of BNP Paribas Corporate Finance, dated August 8, 2016*

(c)(3) Valuation Report of Credit Agricole Corporate & Investment Bank and Rothschild & Cie, dated May 9, 2016*

(c)(4) Report of Messier Maris & Associés, dated May 10, 2016*

(c)(5) Valuation Report of Banco Santander (Brasil) S.A., dated August 5, 2015*

(c)(6) Valuation Analysis of Eight Advisory France S.A.S., dated May 11, 2016*

(c)(7) Valuation Analysis Update of Eight Advisory France S.A.S., dated July 30, 2016*

(c)(8) Draft Valuation Report of BNP Paribas Corporate Finance, dated March 23 2016*

(c)(9) Draft Valuation Report of BNP Paribas Corporate Finance, dated April 13, 2016*

(c)(10) Draft Valuation Report of BNP Paribas Corporate Finance, dated May 10, 2016*

(c)(11) MOU Indicative Terms Analysis and Synergies Analysis of BNP Paribas Corporate Finance, dated May 10, 2016*

(c)(12) Draft Valuation Report of BNP Paribas Corporate Finance, dated July 29, 2016*

(d)(1) Reorganization Agreement by and among Via Varejo S.A., Cnova Comércio Electrônico S.A. and Cnova N.V., dated August 8, 2016*

(d)(2) Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit 99.4 to the Preliminary Communication of Casino, Guichard-Perrachon filed under Cover of Schedule TO-C with the SEC on August 9, 2016)

(d)(3) Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016*

(d)(4) Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016*

(f) Not Applicable.

(g) None.

*	Previously filed.

[Remainder of this Page Intentionally Left Blank]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 6, 2016

CNOVA N.V.

By:	/s/ Emmanuel Grenier
Name: Emmanuel Grenier
Title: Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 6, 2016

CASINO, GUICHARD-PERRACHON S.A.

By:	/s/ Jean-Charles Naouri
Name: Jean-Charles Naouri
Title: Chairman and Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 6, 2016

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Ronaldo Iabrudi dos Santos Pereira
Name: Ronaldo Iabrudi dos Santos Pereira
Title: Chief Executive Officer
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Christophe José Hidalgo
Name: /s/ Christophe José Hidalgo
Title: Chief Financial and Investor Relations Officer

[Signature Page to Transaction Statement on Schedule 13E-3]